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                             January 19, 2024

       Jeffrey Karsh
       Chief Executive Officer
       1st stREIT Office Inc.
       9595 Wilshire Boulevard #800
       Beverly Hills, CA 90212

                                                        Re: 1st stREIT Office
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed on December
22, 2023
                                                            File No. 024-12334

       Dear Jeffrey Karsh:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A filed December 22,
2023

       How to Subscribe, page 152

   1. We note your disclosure that you will attempt to accept or reject subscriptions within 60 days of receipt. Please
advise us how this feature of your offering complies with the prohibition in Rule
251(d)(3) against delayed offerings.
              Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction